

June 14, 2012

Via E-mail
Ms. Tatum L. Morita
President & Chief Executive Officer
Gold Party Payday, Inc.
3189 Pepperhill Road
Lexington, KY 40502

> **Re: Gold Party Payday, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 4, 2012**
> **File No. 333-179490**

Dear Ms. Morita:

We have reviewed your registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Revenue Recognition, page 17

1.   We reviewed your response to comment five in our letter dated May 18, 2012 and the revisions to your disclosure. We understand that you estimate revenue upon shipment of gold and silver items purchased from guests and that the amount you receive from the refinery is based on the purity of the metals after the purchased items are processed by the refinery. We also understand that your estimates are based on the quality and quantity of the metals contained in the purchased items and approximately 90% of the daily spot value of the metals. If our understanding is correct, please disclose whether or not your estimates bear the risk of change due to movement in spot values and variations in weight and purity after the items are shipped. Please also disclose whether your

estimates are based on the daily spot value on the date of shipment or future spot value, and how you recognize the difference between your estimates and the amounts received from the refinery. If our understanding is incorrect, please clarify your disclosure regarding the methods and assumptions used to estimate revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ William H. Thompson for

Mara L. Ransom
Assistant Director

cc: Spencer G. Feldman
        Greenberg Traurig, LLP